NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of AbitibiBowater, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 21, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The decision was based on the Company's April 16, 2009, announcement that it and certain of its U.S. and Canadian subsidiaries have filed voluntary petitions in the United States under Chapter 11 of the United States Bankruptcy Code. In addition, the Company and certain of its Canadian subsidiaries will also seek creditor protection under the Companies' Creditors Arrangement Act in Canada. Prior to the NYSE's February 26, 2009 rule filing submitted to the Securities and Exchange Commission ('SEC') to temporarily suspend the $1.00 minimum share price requirement, the Company had previously been notified that it had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on April 16, 2009, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on April 16, 2009. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on April 16, 2009 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.